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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   CORE, INC.
             (Exact name of registrant as specified in its charter)

       MASSACHUSETTS                                    04-2828817
---------------------------------------------   --------------------------------
(State or other jurisdiction of incorporation) (IRS employer identification no.)

          18881 VON KARMAN AVENUE, SUITE 1750, IRVINE, CALIFORNIA 92612
               (Address of Principal Executive Offices) (Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                  NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS                     ON WHICH EACH CLASS IS
         TO BE SO REGISTERED                        TO BE REGISTERED
         ------------------                         ----------------

             NONE                                         NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         PREFERRED STOCK PURCHASE RIGHTS
                         -------------------------------
                                (TITLE OF CLASS)


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                                   CORE, INC.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On September 21, 1999, the Board of Directors (the "Board") of CORE, INC. (the "Company") adopted a Shareholder Rights Agreement, effective October 21, 1999 (the "Plan"). The following description of the terms of the Plan does not purport to be complete and is qualified in its entirety by reference to the copy of the Plan that is attached hereto as an exhibit and is incorporated herein by reference.

     Pursuant to the terms of the Plan, the Board declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") to shareholders of record as of November 1, 1999 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Stock"), at a cash exercise price of $50.00 per Unit (such price, as it may be subsequently adjusted, is hereinafter referred to as the "Exercise Price").

     Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and become exercisable upon the earliest of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person"), (ii) the close of business on the tenth business day (or such later day as the Board may determine) following the commencement of a tender offer or exchange offer pursuant to which a person or group could become the beneficial owner of 15% or more of the outstanding shares of Common Stock upon consummation thereof, or
(iii) the determination by the Board that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

     If any person becomes an Acquiring Person or an Adverse Person, then, and in each such case, each Right, other than Rights that are or were owned beneficially by an Acquiring Person or an Adverse Person (which would be void), would become exercisable to purchase, upon payment of the Exercise Price, a number of shares of Preferred Stock having a market value at the time of such event of two times the Exercise Price.

     If, at any time after a person has become an Acquiring Person: (i) the Company were to merge with or into any other person and the Company were not the surviving corporation; (ii) any person were to merge with or into the Company and the Company were the surviving corporation, but the Common Stock was changed or exchanged; or (iii) 50% or more of the Company's assets or earning power were sold to any other person, then, and in each such case, each Right, other than Rights owned beneficially


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by an Acquiring Person (which would be void), would become exercisable to purchase, upon payment of the Exercise Price, a number of common shares of such surviving corporation or other person having a market value at the time of such event of two times the exercise price of the Right.

     The Rights will expire at the close of business on October 21, 2009 (the "Expiration Date") unless previously redeemed or exchanged by the Company as described below.

     The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) only until the earliest of (i) the time at which any person becomes an Acquiring Person, (ii) the date on which a person is declared to be an Adverse Person or (iii) the Expiration Date. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and thereafter the only right of holders of the Rights will be to receive the redemption price.

     The Rights may be exchanged at a rate of one share of Common Stock per Right at any time (a) after the earlier of (i) the time at which any person becomes an Acquiring Person, or (ii) the date on which a person is declared to be an Adverse Person and (b) prior to the time any person or group of affiliated or associated persons has acquired beneficial ownership of 50% or more of the outstanding shares of Common Stock.

     The Plan may be amended by the Board in its sole discretion until the earlier to occur of (i) the date on which a person is declared to be an Adverse Person or (ii) the time at which any person becomes an Acquiring Person. After such time or date, as the case may be, the Board may, subject to certain limitations set forth in the Plan, amend the Plan only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board may at any time prior to the earlier to occur of (i) the date on which a person is declared to be an Adverse Person or
(ii) the time at which any person becomes an Acquiring Person, amend the Plan to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the of the outstanding of Common Stock then owned by any person and (ii) 10%.

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, common stock of an acquiring company, or other consideration.



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ITEM 2.  EXHIBITS.

     Exhibit
     Number       Description
     -------      -----------

     3.1 Certificate of Vote of Directors Establishing a Series of a Class of Stock of CORE, INC. classifying and designating the Series A Participating Cumulative Preferred Stock. Filed as Exhibit No. 3.1 to the Registrant's Current Report on Form 8-K filed October 21, 1999, and incorporated herein by reference.

     4.1 Shareholder Rights Agreement, dated as of October 21, 1999, between CORE, INC. and State Street Bank and Trust Company, as Rights Agent, including Form of Rights Certificate as Exhibit
                  B. Filed as Exhibit No. 4.1 to the Registrant's Current Report on Form 8-K filed October 21, 1999, and incorporated herein by reference.


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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CORE, INC.


Date:  October 21, 1999                By:  /s/ William E. Nixon
                                            ----------------------------------
                                             William E. Nixon
                                             Chief Financial Officer, Executive
                                             Vice President and Treasurer